September 21, 2007

Ms. Ellie Quarles
Special Counsel
100 F Street, N.E.
U.S. Securities and Exchange Commission
Washington, D. C. 20549

Dear Ms. Quarles:

Re: Dominion Resources, Inc.
Definitive 14A
Filed March 27, 2007
File No. 1-08489

Dominion Resources, Inc. (the Company or Dominion) received your letter dated August 21, 2007 requesting additional information regarding some of our executive compensation disclosures, confirmation of compliance with the comments in your letter in future filings, and a written acknowledgement from the Company regarding the comment letter process.  This response letter has been filed on EDGAR and a copy has been sent by express mail.

As requested by the Staff, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, your comments are presented below and are followed by the Company’s responses.

This letter states how the Company currently anticipates responding to your comments in our next annual meeting proxy statement based on our Proxy Statement filed March 27, 2007 (the 2007 Proxy) and our current practices and facts.  Any actual future disclosures will reflect our practices and the facts at the time that they are prepared and filed.  Also, we note that some of the anticipated responses involve activities of our Compensation, Governance and Nominating Committee (CG&N Committee) and any future filings will be subject to their review and comments.  Also, our future disclosures will consider any future guidance from the SEC or Staff on these matters.

Ms. Ellie Quarles
September 21, 2007

Related Party Transactions, page 4

1.           Please describe the types of transactions that are covered by your policies and procedures for the review, approval or ratification of transactions with related persons.  See Item 404(b) (1) (i) of Regulation S-K.

We will include a summary of the types of transactions covered and excepted by Dominion’s Related Party Transactions Guidelines in our 2008 annual meeting proxy statement (the 2008 Proxy), rather than including the Guidelines in an appendix.

Determination of Independence, page 5

2.           In this section, disclose the independence standards that you use to determine whether members of the board of directors are independent.  See Item 407(a) of Regulation S-K.  You have included this information in the appendix.

We will include a summary of the standards our Board uses to make independence determinations within the body of the 2008 Proxy rather than in an appendix and refer shareholders to the Governance section of our website for the full text of these standards.

Non-Employee Director Compensation, page 6

3.           Please disclose the aggregate number of stock awards related to the annual stock retainer.  See the Instruction to Item 402(k)(2)(iii) of Regulation S-K.

We will disclose the aggregate number of stock awards related to the annual stock retainer for non-employee directors in our 2008 Proxy.

4.           Please include in all other compensation any matching gifts made to 501(c)(3) organizations.  See Item 402(k) of Regulation S-K.

We will include in future filings any matching gifts made to 501(c)(3) organizations as a result of charitable gifts made by our non-employee directors in all other compensation.  Based on Compliance and Disclosure Interpretation, Item 402, Q/A 12.05 (August 8, 2007), we now understand that disclosure is required even though Dominion’s Matching Gift Program is available on a non-discriminatory basis to all full-time employees along with the members of the Board of Directors, and is not considered to be compensation or other income to the director.

Ms. Ellie Quarles
September 21, 2007

Committee Report on Executive Compensation, page 13

5.           Please provide a materially complete description of the nature and scope of the compensation consultant’s assignment and the material elements of the instructions or directions given to the compensation consultant with respect to the performance of its duties.  See Item 407(e)(3)(iii) of Regulation S-K.

In our 2008 Proxy, we will expand our description of our CG&N Committee’s compensation consultant’s assignment and the material elements of the instructions given to the compensation consultant.

Compensation Discussion and Analysis, page 14

6.           We refer you to Securities Act Release 8732A, Section II.B.1.  As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers.  Mr. Farrell received salary, non-equity incentive plan compensation and restricted stock grants that were substantially higher than amounts received by other named executive officers.  Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

We will disclose in the 2008 Proxy material differences, if any, in compensation policies and decisions for 2007 applicable to individual named executive officers.

With respect to our 2007 compensation disclosure, we note that, except as specifically disclosed in our Compensation Discussion and Analysis (“CD&A”), we do not believe that there were material differences in the policies and decisions that applied to our CEO’s compensation in comparison to those applied to other named executives.  Our 2007 CD&A discusses our process, policies and decisions, and we believe that the fact that the application of those policies resulted in significantly higher compensation to the CEO did not require any additional disclosure in our 2007 Proxy.

7.           Please discuss fully how the compensation, governance and nominating committee evaluates internal equity in setting compensation.  For example, please discuss whether the committee analyzes the number of times that a named executive officer’s compensation exceeds that of a specified type of employee, including a description of that employee’s position.

Ms. Ellie Quarles
September 21, 2007

To the extent that an evaluation of internal equity is material to the CG&N Committee’s compensation setting process for 2007, we will explain any material aspects of how the CG&N Committee evaluates internal equity in setting compensation in our 2008 Proxy, including any comparisons of compensation among various types of employees considered by the CG&N Committee.

8.           To the extent that you engage in benchmarking your performance against the survey data, please identify the components of each survey.  See Item 402(b)(2)(xiv) of Regulation S-K.  Please discuss how this type of benchmarking differs from the benchmarking against the peer group discussed beneath the caption “The Peer Group and Peer Group Comparisons.”

We do not engage in benchmarking our financial performance against the survey data, but use the surveys to benchmark certain components of compensation for individual positions.  We typically use broad-based surveys with a large number of participating companies and the individual participating companies are not relevant to our use of the data.  In our future filings, we will identify the components of survey data that are material to compensation decisions.  We will also discuss the difference in use between the broad-based survey data and the data on our peer group of competitor companies.

Annual Incentive Plan, page 16

9.           Refer to Item 402(b)(1)(v) of Regulation S-K.  Please disclose how you calculate annual incentive plan awards in terms that are easier for an investor to understand.  For example, please consider including additional tables using hypothetical or actual dollar amounts regarding the calculations of how the bonus pool is funded and how awards are paid out.  Please avoid using jargon to describe awards under this plan, such as “stretch goal” and “earnings kicker” or better describe how these terms specifically factor into award determinations.  Please provide additional information about the Six Sigma targets.

We will enhance our disclosures in future filings to provide examples of how our annual incentive plan is funded and how payments are calculated.  We will also avoid using our Company jargon for components of the plan or explain the terms we use.

With respect to the Six Sigma targets about which you requested additional information, Six Sigma is a business process improvement program that uses data and statistical analysis to measure and improve a company’s operational performance, practices and systems.  Six Sigma projects are designed to increase productivity, reduce costs and enhance customer service.  Six Sigma targets are the financial impact of projects utilizing these Six Sigma goals and methodology.

Ms. Ellie Quarles
September 21, 2007

10.           With respect to the compensation plans, please discuss whether the compensation, governance and nominating committee has discretion or has exercised discretion to increase the size of any award or payout.  See Item 402(b)(2)(vi) of Regulation S-K.

In future filings, we will include a more complete discussion about the discretion of the CG&N Committee to increase awards or payouts, including the use of discretion, and the elements of compensation subject to discretion.  This discussion may include an explanation that, because of Internal Revenue Code Section 162(m) compliance, the CG&N Committee does not have discretion to increase the size of any award or payout that is based on performance factors for the named executive officers.

Performance Grants, page 17

11.           Please provide additional analysis regarding how you calculate performance awards under the long-term incentive program.  You have not provided quantitative disclosure of the return on invested capital goals that the compensation, governance and nominating committee established for cash awards under the long-term incentive program for 2006 or 2007.  Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion.  If disclosure of the performance-related factor would cause competitive harm, please discuss further how difficult it will be for you or the named executive officer to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

In future filings, we will provide additional analysis about the calculation of payouts under our long-term incentive program.  In the future, we also will evaluate on a year to year basis whether or not the financial goals underlying our incentive compensation plans, including any goals based on return on invested capital, are confidential and would result in competitive harm if disclosed in our CD&A, as this conclusion could change based upon the facts existing at the time. If we conclude in the future that the disclosure would result in competitive harm, we will provide the Staff with supplemental information about that conclusion and will include a discussion of the difficulty of achieving the target levels in our filings.

Ms. Ellie Quarles
September 21, 2007

Pension Benefits, page 23

12.           Please disclose the reasons for the difference in the number of years of credited service for each named executive officer under the various plans.  See Instruction 4 to Item 402(h)(2) of Regulation S-K.  On page 24 you disclose the number of credited months under the benefit restoration plans; however, it is unclear why the number differs under other plans.

We reported on page 24 of the 2007 Proxy that extra age and service credit is granted for mid-career recruiting and retention purposes.  These extra age and service credits are applied only to the nonqualified retirement plans.  In future filings, we will expand the disclosure about the reasons applicable to the additional crediting for each named executive officer.  We will expand the disclosure that was in footnote 2 to the Pension Benefits table of the 2007 Proxy as to the differences in credited service under the different plans.

Potential Payments upon Termination or Change in Control, page 27

13.           In the compensation discussion and analysis section, please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control.  See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.  Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

In future filings, we will include in our CD&A a description and explanation of the process used to determine the appropriate multiples of components of compensation payable as severance and change-in-control payments under various circumstances that can trigger payments.  This description and explanation will include why the various multiples of compensation were selected.

We appreciate this opportunity to have received the views of the Staff about these matters.  Please contact us if we can provide any further information.

Sincerely,

/s/Patricia A. Wilkerson
    Patricia A. Wilkerson
Vice President and Corporate Secretary